June 4, 2026

Andrew Sims
Chief Financial Officer
Plus Therapeutics, Inc.
6420 Levit Green Boulevard, Suite 310
Houston, Texas 77021

        Re: Plus Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed June 2, 2026
            File No. 333-296411
Dear Andrew Sims:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Charles E. Chambers, Jr.